UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 333-120120-01

KIDOZ inc.

(Translation of registrant’s name into English)

Pacific Centre:

Suite 1500, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits:

Exhibit Number	Description
Exhibit 99.1	Condensed Interim Consolidated Financial Statements for the Three Months Ended June 30, 2026

Exhibit 99.2	Management’s Discussion and Analysis for the Three Months Ended June 30, 2026

Exhibit 99.3	Form 52-10F2 CEO Certification of Interim Filings of Kidoz Inc. for quarter ended June 30, 2026.

Exhibit 99.4	Form 52-10F2 CFO Certification of Interim Filings of Kidoz Inc. for quarter ended June 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIDOZ INC.
(Registrant)

Date : August 26, 2026	By:	/s/ J. M. Williams
J. M. WILLIAMS,
CEO